SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25

SEC FILE NUMBER	NOTIFICATION OF LATE FILING	CUSIP NUMBER
0-24773		72346N 10 1

(Check One):

(Check One):    ☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended: June 30, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant Pinnacle Holdings Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

301 North Cattlemen Road, Suite 300

City, State and Zip Code Sarasota, Florida 34232

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary.)

     As previously reported by Pinnacle Holdings Inc. (“Pinnacle”) by means of an 8-K it filed on May 22, 2002, on May 21, 2002 (the “Petition Date”), Pinnacle and certain of its wholly owned subsidiaries, Pinnacle Towers Inc., Pinnacle Towers III Inc. and Pinnacle San Antonio LLC filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case Nos. 02-12477 and 02-12482 through 02-12484). Since the Petition Date, Pinnacle has managed its affairs as a debtor and debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

     Pinnacle was required under the Bankruptcy Code to obtain the Bankruptcy Court’s approval of the engagement of Ernst & Young LLP (“E&Y”) to perform services for Pinnacle. On August 12, 2002, the Bankruptcy Court, under Section 327 of the Bankruptcy Code, approved Pinnacle’s engagement of E&Y to perform tax and audit services, including those related to Pinnacle’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the “10-Q”). Promptly after the Bankruptcy Court’s approval, E&Y began performing the required review of Pinnacle’s unaudited financial statements for the second quarter of 2002, in accordance with Rule 10-01(d) of Regulation S-X. However, due to the timing of the Bankruptcy Court approval of E&Y, Pinnacle requires an additional period of time not to exceed the fifth calendar day following the prescribed due date of August 14, 2002, to finalize the 10-Q.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven R. Day	(941)	364-8886

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

Yes ☒        No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒        No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pinnacle Holdings Inc.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	By:	/s/ Steven R. Day

Steven R. Day, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV (3)

     Loss on assets held for sale decreased for the six and three month periods ended June 30, 2002 compared to the six and three month periods ended June 30, 2001 by $34.6 million. On June 7, 2001, Pinnacle adopted a plan to dispose of certain operating assets pursuant to management’s decision to dedicate resources to improving the financial results of communications site operations. As a result of the adoption of this plan, five colocation properties located in Texas and St. Louis, Missouri were deemed assets held for sale. In accordance with Statement of Financial Account Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, assets held for sale are reported at the lower of their net historical basis or estimated fair market value less costs to sell.

     The historical carrying value of the properties as of June 30, 2001, was approximately $65.0 million. During the six months ended June 30, 2001, Pinnacle recognized a write-down adjustment of approximately $34.6 million, which is included in impairment on assets held for sale. This amount represents the difference between the carrying values and the estimated fair market value less costs to sell for these five properties. Pinnacle estimated the fair market value less costs to sell by discounting expected future cashflows using a discount rate commensurate with available risk factors, which is materially consistent with recent third party offers. Depreciation expense has not been recognized since the date the colocation assets were classified as held for sale.

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.